Exhibit 5.1

July 2, 2025

Hewlett Packard Enterprise Company
1701 East Mossy Oaks Road
Spring, TX 77389

Re:
An Aggregate of 48,121,831 Shares of Common Stock of Hewlett Packard Enterprise Company offered pursuant to awards outstanding under the (i) Juniper Networks, Inc. 2015 Equity Incentive Plan, as amended and restated (the “Juniper 2015 Plan”), (ii) 128 Technology, Inc. Amended and Restated 2014 Equity Incentive Plan (the “128 Technology Plan”), (iii) Apstra, Inc. Amended and Restated 2014 Equity Incentive Plan (the “Apstra Plan”) and (iv) Mist Systems, Inc. 2014 Equity Incentive Plan (the “Mist Systems Plan” and, together with the Juniper 2015 Plan, the 128 Technology Plan and the Apstra Plan, the “Juniper Incentive Plans”).

Ladies and Gentlemen:

I have examined the proceedings taken and the instruments executed in connection with the reservation for issuance and authorization of the sale and issuance from time to time of not in excess of an aggregate of 48,121,831 shares (the “Shares”) of the common stock, par value $0.01 per share, of Hewlett Packard Enterprise Company pursuant to the terms of the Juniper Incentive Plans. The Shares are the subject of a Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), which is being filed with the Securities and Exchange Commission and to which this opinion is to be attached as an exhibit.

Upon the basis of such examination, I am of the opinion that the Shares, when issued and sold pursuant to the terms and conditions set forth in the respective Juniper Incentive Plans and against payment therefor, and when the Registration Statement has become effective under the Act, will be validly issued, fully paid and non-assessable.

You are further advised that I consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ David Antczak
David Antczak
Senior Vice President, General Counsel and Corporate Secretary